Exhibit 21

List of Subsidiaries

Name	State of Incorporation

The State Bank and Trust Company	Ohio
RFCBC, Inc.	Ohio
Rurban Mortgage Company*	Ohio
Rurbanc Data Services, Inc.	Ohio
Rurban Statutory Trust I	Declaration of Trust – State of Connecticut
Rurban Statutory Trust II	Declaration of Trust – State of Delaware

* Rurban Mortgage Company is a wholly-owned subsidiary of The State Bank and Trust Company